Exhibit 99.1

RIO ALTO PRODUCES A RECORD 214,742 OUNCES OF GOLD IN 2013

For Immediate Release	January 21, 2014

Rio Alto Mining Limited (“Rio Alto” or the “Company”) (TSX & BVL: RIO, NYSE: RIOM, DB Frankfurt: MS2) is pleased to announce that its La Arena Gold Mine produced and sold a quarterly record of 70,551 ounces of gold during the three months ended December 31, 2013 (214,742 ounces of gold poured for the twelve months ended December 31, 2013 compared to guidance of 190,000 to 210,000 ounces for the year).

Ore and waste production from the La Arena Gold Mine for the fourth quarter of 2013 was:

	Actual		Planned		Difference
	Tonnes	Au gpt	Tonnes	Au gpt	Tonnes/Ozs	Au gpt

Ore mined	4,077,748	0.59	3,632,000	0.61	445,748	(0.02)
Waste mined	5,163,924		5,858,000		(694,076)
Ounces poured	70,551		58,808		11,743

Production for 2013 was:

	Actual		Planned		Difference
	Tonnes	Au gpt	Tonnes	Au gpt	Tonnes/Ozs	Au gpt

Ore mined	14,507,292	0.59	13,417,000	0.54	1,090,292	0.05
Waste mined	22,997,357		23,373,000		(375,643)
Ounces poured	214,742		200,181		14,561

Gold production exceeded plan for the year due to better than expected ore grade of 0.59 gpt compared to planned grade of 0.54 gpt and tonnes of ore mined exceeding plan by 8 per cent.

2014 Production and Cost Guidance

The Company forecasts producing between 190,000 and 210,000 ounces of gold in 2014 at adjusted operating costs forecasted to be in the range of $629 to $695 per ounce of gold sold. All-in sustaining costs – including selling, general and administrative costs, exploration, and sustaining capital – are forecast to fall within a range of $824 to $911 per ounce and all-in costs within a range of $990 to $1,094 per ounce for the year.

The 2014 production forecast and operating cost estimates are based on the following assumptions:

  Gold recovery of 87 per cent from the run of mine, dump leach operation;

  Throughput: 32,000 tpd ore;

  Average grade: 0.62 gpt Au;

  Waste-to-ore ratio of 1.63:1;

  Diesel of $4.00 per gallon; and

  Peruvian Sol : United States dollar foreign exchange rate of 2.8:1.

Rio Alto’s 2014 cost per ounce projection is based on sales of between 190,000 and 210,000 ounces of gold and the following cost estimates:

	$(000’s)	Per Ounce
Mining	73,608
Processing & power	17,477
Worker profit participation	7,321
Mine & Lima administration	32,877
Refining costs net of silver revenue	734
Adjusted operating costs	132,017	$629 to $695
Corporate administration	2,711
Reclamation	3,000
Sustaining capital	35,373
All-in sustaining costs	173,101	$824 to $911
Phase II capital	26,069
Exploration	8,229
Other	500
Total All-in Costs	207,899	$990 to $1,094

The Company expects these parameters to fluctuate during the year. The 2014 forecast should be treated as full-year average estimates. Quarterly results will vary from these estimates.

Looking beyond 2014, the Company will complete an update of the gold oxide resources and reserves at La Arena in February. In conjunction with the reserve estimate, the Company will release an updated life of mine production plan, financial model and sustaining capital estimate for the oxide mine.

2014 Capital Budget

The 2014 La Arena sustaining capital budget is $35.4 million and includes the key items outlined below:

Pad Construction	$20.8 million
Waste Dump Construction	$4.0 million
Acid Water Treatment Plant	$2.2 million
Local school expansion	$0.8 million.

2014 Phase II Budget

The 2014 La Arena Phase II budget is $26 million which includes feasibility study costs, power line and substation and surface rights acquisition.

2014 Exploration budget

The Company plans to drill approximately 14,500 metres of reverse circulation (RC) infill and extension drilling around the Calaorco open pit during 2014 with the objective of adding to the existing resources and reserves. Approximately 5,000 metres of RC exploration drilling is also planned for each of the Carmen and El Alizar exploration targets located on the 27,000 hectare land package at La Arena. Also planned is approximately 10,000 metres of condemnation and scout drilling in the immediate area surrounding the La Arena oxide mine and areas designated for infrastructure for the future sulphide mine.

The cost of exploration activities and drilling is estimated to amount to $8.2 million.

“The production of 214,742 ounces of gold from the second year of commercial production at the La Arena Gold Mine significantly exceeded management’s expectations and was due in large part to the hard work and focus of the Lima based management team and everyone involved in mine operations. The board of directors would like to express its appreciation for the commitment and effort of everyone involved in the mine development and its operation and looks forward to a solid performance in 2014 despite challenging market conditions”, commented Alex Black, President & CEO.

Rio Alto intends to release its Q4 and 2013 financial results in late March.

The Company's exploration programs are designed and managed by Enrique Garay, M Sc. P. Geo. (AIG Member), Vice President Geology of Rio Alto who is a qualified person within the meaning of National Instrument 43-101 of the Canadian securities regulators and who has reviewed the contents of this news release.

Forward Looking Statements

This news release contains certain forward-looking information including statements concerning expected timing for completion of a feasibility study, future production, capital spending plans, exploration programs and cost performance and the timing for the preparation of an updated oxide resource and reserve estimate. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. There can be no assurance that such information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such information. A description of assumptions used to develop such forward-looking information and a description of risk factors that may cause actual results to differ materially from forward-looking information can be found in Rio Alto's disclosure documents on the SEDAR website at www.sedar.com. Rio Alto does not undertake to update any forward-looking information except in accordance with applicable laws.

To learn more about Rio Alto Mining Limited, please visit: www.rioaltomining.com or Rio Alto’s SEDAR profile at www.sedar.com.

ON BEHALF OF THE BOARD OF
RIO ALTO MINING LIMITED

Alex Black

President & CEO

FOR FURTHER INFORMATION, CONTACT:
Alex Black, President & CEO		Alejandra Gomez, Investor Relations
Phone:	+511 625 9900	Phone:	604.628.1401
		Fax:	866.393.4493
Email:	alexb@rioaltomining.com	Email:	alejandrag@rioaltomining.com

Web: www.rioaltomining.com